UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Documents Included as Part of this Report

1.	Media Release dated December 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: December 10, 2010

New SMART Products for Business Support Enhanced Collaboration

Interactive Whiteboard System and Interactive Display Support Multiuser, Multitouch Gestures

NEW YORK, Dec. 8, 2010 (GLOBE NEWSWIRE) — SMART Technologies (Nasdaq:SMT) (TSX:SMA) announces two new ™ interactive products for business that are designed to enhance interactivity and collaboration. Both the SMART Board 885ix interactive whiteboard system and the SMART Board 8070i interactive display support common multitouch gestures currently ® ® recognized in the Microsoft Windows 7 operating system, enabling multiple users to create and interact with digital content ™ simultaneously. Using SMART’s patented DViT (Digital Vision Touch) technology, both the interactive whiteboard system and the interactive display deliver an exceptional touch experience that supports multitouch, multiuser writing and object awareness. Object awareness enables users to interact with digital content using their fingers, fists, pens or erasers interchangeably and allows two users to work simultaneously at the interactive whiteboard system or interactive display. Both the 885ix and the 8070i will be available globally by the end of January 2011.

The SMART Board 885ix interactive whiteboard system is a fully integrated, easy-to-use system that includes an 87” (221 cm) widescreen interactive whiteboard with 16:10 aspect ratio, ultra-short-throw projector and extended control panel (ECP). The SMART Board 8070i interactive display offers a high definition 70” (177.8 cm) display with 16:9 aspect ratio and features a sleek, contemporary design to complement the business environment. Both the interactive whiteboard system and the interactive display ship with SMART Meeting Pro™ software, which is specifically designed to facilitate meeting management and enable effective and efficient multitouch collaboration. Used in conjunction with SMART Bridgit™ conferencing software and SMART Meeting Pro™ Premium software, meeting participants can automatically connect from anywhere in the world to share and interact with digital documents, minimizing the need for travel. Additional information on both products can be found at smarttech.com/business.

“The SMART Board 8070i interactive display is a beautiful, powerful, yet simple solution for meeting spaces at our corporate headquarters,” says Amin Ladha, Systems Analyst Corporate IT Operations at Enbridge Inc., in Calgary, Canada. “The integrated design, intuitive SMART Meeting Pro software, object recognition and multiuser support really complements the way our staff want to interact and collaborate.”

“As organizations around the world continue to adopt interactive technology products to support their business activities, they require easy-to-use, intuitive tools that promote collaboration and make the most of meeting time,” says Nancy Knowlton, SMART’s CEO. “Both the SMART Board 885ix interactive whiteboard system and the SMART Board 8070i interactive display are designed specifically for business users – whether they meet in the same room or remotely from around the world – enabling better collaboration for better results.”

Common features

Natural user interface – Simply touch the interactive whiteboard surface to interact with digital content

Multitouch experience – Enables two users to interact simultaneously with no special tools or multitouch mode selection required

Freestyle interaction – Enables two users to work together, performing different tasks, anywhere on the interactive whiteboard surface

Ergonomic pen – Ergonomic design is comfortable to use and enables a natural writing style

SMART Ink – Ink-smoothing algorithms make handwriting look smoother and more refined

Touch gestures – Accepts common multitouch gestures currently recognized in the Microsoft Windows 7 operating system, including one- and two-finger gestures, such as pinching, zooming and tossing

SMART Meeting Pro software – Ships with SMART Meeting Pro software, whiteboarding software specifically designed to support meeting management and enhance collaboration

SMART product integration – Seamless integration with the full range of SMART hardware and software products

SMART Board 885ix interactive whiteboard features

Widescreen display – 87” (221 cm) on the diagonal

Aspect ratio – 16:10

Durable surface – Surface is optimized for projection, producing no hot spots, and is compatible with dry-erase markers

Ultra-short-throw projector – Wall-mounted, ultra-short-throw SMART UX60 projector extends just 16” (41 cm) from the wall, minimizing its footprint and reducing shadows

Resolution – Crystal clear WXGA (1280x800) resolution

Modular design – Multiuser Pen Tray enables the quick and easy integration of accessories such as the extended control panel

Warranty – Includes two-year standard warranty and five-year warranty with product registration

Available upgrade – Customers have the option to upgrade to SMART Meeting Pro Premium software, which includes additional whiteboarding tools, multiple display management and integrated SMART Bridgit collaboration client support

Available accessories – Multiple accessories available, including the SMART Height-Adjustable Wall Mount or SMART ™ Height-Adjustable Mobile Floor Stand – which both offer a 25” (63.5 cm) height-adjustable range – the SMART GoWire auto-® launch cable with SMART Meeting Pro software, a CAT 5 USB extender, a wireless Bluetooth connection for the SMART Board 800 series interactive whiteboard and an extended control panel for speakers

Image

Download an image of the SMART Board 885ix interactive whiteboard system

SMART Board 8070i interactive display features

Widescreen display – 70” (177.8 cm) on the diagonal

Aspect ratio – 16:9

Excellent image quality – Full 1080p professional-grade LCD with hardened glass provides clear, high-definition images

Warranty – Includes two-year standard warranty

Available upgrade – Customers have the option to upgrade to SMART Meeting Pro Premium software, which includes additional whiteboarding tools, multiple display management and integrated SMART Bridgit collaboration client support

Available accessories – Multiple accessories available, including the SMART GoWire auto-launch cable, SMART Mobile Floor Stand and a CAT 5 USB extender

Image

Download an image of the SMART Board 8070i interactive display

Video

Find out more about the features of both products in this video.

Pricing and availability

Both the SMART Board 885ix interactive whiteboard system and the SMART Board 8070i interactive display will be available globally by the end of January 2011. The suggested list price for the SMART Board 885ix interactive whiteboard system is US$6,499 in the United States. The suggested list price for the SMART Board 8070i interactive display is US$14,999 in the United States. Prices outside the United States vary by country and may include applicable taxes, duties and import costs. Information on suggested list price is available from local authorized SMART resellers. For purchasing information, specifications and a list of authorized SMART resellers, visit smarttech.com.

About SMART

SMART Technologies is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

The SMART Technologies logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7573

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information or statements. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

© 2010 SMART Technologies. SMART Board, DViT, SMART Meeting Pro, SMART Bridgit, SMART GoWire, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Please note that SMART is written in all capital letters.

CONTACT: SMART Technologies

Marina Geronazzo, Manager, Public Relations

+1.403.407.5088

MarinaGeronazzo@smarttech.com

smarttech.com